Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

January 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams and Celeste Murphy

Re:	Recro Pharma, Inc. Registration Statement on Form S-3 Filed September 10, 2021 File No. 333-259460

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Recro Pharma, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated September 27, 2021 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement”), as filed with the SEC on September 10, 2021. In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement (the “Amended Registration Statement”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

Registration Statement on Form S-3

Cover Page

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We note this resale registration statement relates to your recent purchase of Irisys. The selling shareholders in this registration statement are the former owners of Irisys, who will receive the common shares to be resold on February 11, 2022, six months after the closing of the Unit Purchase Agreement, and will have no right voting rights or dividend rights in the shares until that time, as provided in paragraph 2.4 of the Unit Purchase Agreement, Exhibit 10.1 of your August 13, 2021 Form 8-K. Provide us your analysis why it is appropriate to register the shares for resale now, when the shares will not be issued until on or about February 11, 2022. In doing so, tell us the purpose of the six-month delay.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. As discussed with the Staff, the Company has filed the Amended Registration Statement on the date hereof in closer proximity to February 11, 2022, the issuance date of the shares of common stock (the “Shares”) to the former equityholders of IriSys. The Company confirms to the Staff that it does not intend to request effectiveness of the Amended Registration Statement until immediately before the Shares are issued.

Securities and Exchange Commission January 18, 2022 Page 2

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (215) 981-4331 or Rachael.Bushey@Troutman.com.

Respectfully submitted,

/s/ Rachael M. Bushey

Rachael M. Bushey
TROUTMAN PEPPER HAMILTON SANDERS LLP

cc:	Via Email
Ryan D. Lake, Recro Pharma, Inc.
Jennifer Porter, Troutman Pepper Hamilton Sanders LLP

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